Exhibit 99.2

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

(amending and restating the Shareholder Rights Plan dated March 29, 2016)

BETWEEN

AETERNA ZENTARIS INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Rights Agent

DATED AS OF MAY 8, 2019

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Section 5.20	Reconfirmation	46

Section 5.21	Time of the Essence	46

EXHIBIT A FORM OF RIGHTS CERTIFICATE		A-1

3

THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT is made as of the 8th day of May, 2019 (the “Agreement”).

BETWEEN:

AETERNA ZENTARIS INC., a Canadian corporation, having its registered office at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9

(the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA,

1500 Robert-Bourassa Blvd., Suite 700, Montreal, Quebec, H3A 3S8

(the “Rights Agent”)

WHEREAS:

A.                                    The Board of Directors of the Corporation, in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable to implement a shareholder rights plan  to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or other acquisition of control of the Corporation;

B.                                    The Board of Directors of the Corporation approved a shareholder rights plan of the Corporation on March 29, 2016, which was approved, ratified and confirmed by the shareholders at the annual and special meeting of shareholders of the Corporation on May 10, 2016 (the “Original Agreement”).

C.                                    On March 26, 2019, the Board of Directors approved certain amendments to update and restate the Original Agreement in its entirety to be on the terms and conditions and in the form of this agreement to take effect immediately upon receipt of approval of the shareholders at the annual and special meeting of shareholders which was held on May 8, 2019;

D.                                    The Board of Directors had previously:

(a)                                 authorized and declared a distribution of one right (a “Right”) in respect of each Share outstanding at the Record Time;

(b)                                 authorized the issuance of one Right in respect of each Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c)                                  authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

E.                                     Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

F.                                      The Corporation desires to confirm the appointment of Computershare Trust Company of Canada as the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein.

NOW THEREFORE in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                                   Certain Definitions

For the purposes of this Agreement, including the recitals hereto, the following terms have the meanings indicated:

(a)                                 “Acquiring Person” shall mean any Person who is at any time after the Effective Date the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)                                     the Corporation or any corporation controlled by the Corporation;

(ii)                                  any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)                               a Voting Share Reduction;

(B)                               a Permitted Bid Acquisition;

(C)                               an Exempt Acquisition;

(D)                               a Pro Rata Acquisition; or

(E)                                a Convertible Security Acquisition;

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and thereafter becomes the Beneficial Owner of an additional one percent of the Voting Shares then outstanding (otherwise than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition or any combination thereof), then, as of the date that such

Person becomes a Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”; or

(iii)                               an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities pursuant to a prospectus or by way of private placement; or

(iv)                              a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as of the Record Time, provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, (A) cease to own 20 percent or more of the outstanding Voting Shares, or (B) become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than one percent of the number of Voting Shares outstanding as at the Record Time, other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition; or

(v)                                 for a period of 10 calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(e)(vi) solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making, or has announced a current intention to make a Take-over Bid.

(b)                                 “Affiliate” shall mean, when used to indicate a relationship with a specified body corporate, a Person that directly or indirectly through one or more intermediaries controls, or is a body corporate controlled by, or under common control with, such specified body corporate.

(c)                                  “Agreement” means this agreement as may be amended, modified or supplemented from time to time.

(d)                                 “Associate” shall mean, when used to indicate a relationship with a specified Person, (i) a spouse of that Person, (ii) any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, (iii) any relative of that Person if that relative has the same residence as that Person or (iv) any relative of such spouse or other Person referred to in the immediately preceding clauses (i), (ii) or (iii) above, if that relative has the same residence as the specified Person.

(e)                                  A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)           any securities of which such Person or any of such Person’s Affiliates or Associates is owner at law or in equity;

(ii)          any securities which the Person or any of such Person’s Affiliates or Associates has the right or obligation to acquire within 60 days (where such right is exercisable within a period of 60 days whether or not upon the occurrence of a contingency or the making of a payment) pursuant to any Convertible Security, agreement, arrangement, pledge or understanding, whether or not in writing (other than (A) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities (B) pledges of securities in the ordinary course of the pledgee’s business) or (C) agreements pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that are conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities;

(iii)         any securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other person acting jointly or in concert with such Person; and

(iv)                              any securities that are Beneficially Owned within the meaning of clause (i),  (ii) or (iii) of this Section 1.1(e) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security solely by reason of any one or more of the following circumstances:

(v)                                 such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, but only until such time as such deposited or tendered security has been taken up or paid for, whichever shall occur first; or

(vi)                              such Person, for greater certainty holding such security in the ordinary course of such Person’s business, holds such security, provided that:

(A)                               the ordinary business of that Person (a “Fund Manager”) includes the management of pension or mutual or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable laws; or

(B)                               such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts; or

(C)                               such Person (the “Statutory Body”) is an independent Person established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(D)                               such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or any province thereof or the United States or any state thereof (each, a “Plan”), or is a Plan;

(E)                                such Person (the “Crown Agent”) is acting as an agent of the Crown for purposes that include, and the ordinary business or activity of such Person includes, the management of public assets and such security is held by the Crown Agent in the ordinary course of the management of such public assets; or

(F)                                 such Person is a Plan and such security is held by the Plan in the ordinary course of such Plan’s activities;

provided, however, that in any of the foregoing cases, the Fund Manager, the Trust Company, the Statutory Body, the Plan Administrator, the Crown Agent, or the Plan as the case may be, is not then making or has not announced an intention to make a Take-over Bid, or is not then acting jointly or in concert with any other Person who is making a Take-over Bid or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities of the Corporation (X) by means of a distribution by the Corporation, or (Y) by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or an organized over-the-counter market;

(vii)        such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(viii)       such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager, or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or because such Person is a Plan and such security is owned at law or in equity by the Plan Administrator; or

(ix)         such Person is the registered holder of securities as a result of carrying on the business of, or acting as, a nominee of a securities depository.

For purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is, or is deemed to be, the Beneficial Owner, any unissued Voting Shares as to which such Person is deemed the Beneficial Owner pursuant to this Section 1.1(e) shall be deemed outstanding.

(f)                                   “Board of Directors” shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof.

(g)                                  “Business Day” shall mean any day, other than a Saturday or Sunday or a day on which banking institutions in Montreal, Quebec are authorized or obligated by law to close.

(h)                                 “Canada Business Corporations Act” shall mean the Canada Business Corporations Act (Canada), R.S.C. 1985, c. C-44, as amended and the regulations thereunder, as from time to time in effect.

(i)                                     “Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean on any date the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate in effect on such date.

(j)                                    “Close of Business” on any date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Shares in the City of Montreal, Quebec (or, after the Separation Time, the office of the Rights Agent in the City of Montreal, Quebec) is closed to the public; provided, however, that for the purposes of the definition of “Competing Permitted Bid” and the definition of “Permitted Bid”, “Close of Business” on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day).

(k)                                 “Competing Permitted Bid” means a Take-over Bid that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)           is made after a Permitted Bid or another Competing Permitted Bid (each such Permitted Bid or Competing Permitted Bid being in this definition, the “Prior Bid”) has been made and prior to the expiry, termination or withdrawal of that Prior Bid;

(ii)          satisfies all the components of the definition of a Permitted Bid provided that it is not required to satisfy the requirement set forth in Clause (ff)(ii)(A) thereof; and

(iii)        contains, and the take-up and payment for securities deposited or tendered thereunder are subject to, an irrevocable and unqualified condition that no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-over Bid prior to the Close of Business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid, provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet any or all of the provisions of this definition and any acquisition of Voting Shares and/or Convertible Securities made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Voting Shares and/or Convertible Securities made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition.

(l)                                     “controlled”: a Person is “controlled” by another Person or two or more Persons acting jointly or in concert if and only if:

(i)           in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of the directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)          in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and “controls”, “controlling” “under common control with” shall be interpreted accordingly.

(m)                             “Convertible Security” means, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares (whether such right is exercisable immediately or exercisable after a specified period and whether or not on condition or the happening of any contingency).

(n)                                 “Convertible Security Acquisition” means the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(o)                                 “Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a).

(p)                                 “Disposition Date” shall have the meaning ascribed thereto in Subsection 5.1(b).

(q)                                 “Effective Date” shall mean 5:01 p.m. on March 29, 2016.

(r)                                    “Election to Exercise” shall have the meaning ascribed thereto in Subsection 2.2(d).

(s)                                   “Exempt Acquisition” means a share acquisition (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to Subsection 5.1(b), 5.1(d) or 5.1(e) or (ii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

(t)                                    “Exercise Price” shall mean, as of any date from and after the Separation Time, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be an aggregate dollar amount equal to the Market Price per Share (determined as at the Separation Time) multiplied by five (5).

(u)                                 “Expiration Time” shall mean the earlier of: (i) the Termination Time; and (ii) the Close of Business on the date on which a Reconfirmation Meeting occurs and at which this Agreement is not reconfirmed or presented for reconfirmation as contemplated in Section 5.20.

(v)                                 “Fiduciary” shall mean, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States of America, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States of America or any state of the United States of America.

(w)                               “Flip-in Event” shall mean a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(x)                                 “holder” shall have the meaning ascribed thereto in Section 2.8.

(y)                                 “Independent Shareholders” shall mean holders of outstanding Voting Shares, other than (i) any Acquiring Person or Offeror other than a Person who is deemed not to Beneficially Own such Voting Shares by reason of Section 1.1(e)(vi) hereof; (ii) any Person acting jointly or in concert with any Acquiring Person or Offeror; (iii) any Associate or Affiliate of any Acquiring Person or Offeror; and (iv) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a corporation controlled by the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be deposited or tendered to a Take-over Bid.

(z)                                  “Market Price” per security of any securities on any date of determination shall mean the VWAP of such securities for the twenty (20) consecutive Trading Days through and including the Trading Day immediately preceding such date of determination, provided, however, that (i) if on any such date the securities are not traded on any exchange or in the over-the-counter market, the Market Price per share of such securities on such date shall mean the fair market value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker selected by the Board of Directors, and (ii) if the Market Price so determined is expressed in United States dollars, such amount shall be converted to the Canadian Dollar Equivalent.

(aa)                          “NI 62-104” means National Instrument 62-104 — Take-Over Bids and Issuer Bids.

(bb)                          “Nominee” shall have the meaning ascribed thereto in Subsection 2.2(c).

(cc)                            “Offer to Acquire” shall include:

(i)                                     an offer to purchase or a solicitation of an offer to sell Voting Shares, or a public announcement of an intention to make such an offer or solicitation; and

(ii)                                  an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(dd)                          “Offeror” shall mean a Person who has announced a current intention to make, or who is making, a Take-over Bid.

(ee)                            “Offeror’s Securities” shall mean the Voting Shares Beneficially Owned on the date of a Take-over Bid by an Offeror.

(ff)                              “Permitted Bid” means a Take-over Bid that is made by means of a take-over bid circular and that also complies with the following additional provisions:

(i)                                     the Take-over Bid shall be made to all holders of Voting Shares of record (other than the Offeror); and

(ii)                                  the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no securities shall be taken up or paid for pursuant to the Take-over Bid:

(A)                               prior to the close of business on the date which is not less than one hundred and five (105) days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder; and

(B)                               unless, at the close of business on such date in (A), more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and have not been withdrawn;

(iii)                               the Take-over Bid contains an irrevocable and unqualified provision that securities may be deposited pursuant to such Take-over Bid at any time during the period of time described in Section 1.1(ff)(ii)(A) above and during any extension of such Take-over Bid and any securities deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)                              the Take-over Bid contains an irrevocable and unqualified provision that if the requirement set forth in Section 1.1(ff)(ii)(B) is satisfied and such securities are taken up by the Offeror, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 days from the date of such public announcement;

provided, however, that a Take-over Bid that qualified as a Permitted Bid ceases to be a Permitted Bid at any time and as soon as such time when such Take-over Bid ceases to meet any or all of the provisions of this definition,  and provided that, at such time, any acquisitions of securities made pursuant to such Permitted Bid, including any acquisition of securities made prior to such time, will cease to be a Permitted Bid Acquisition.

For purposes of this Agreement, the term “Permitted Bid” shall include a Competing Permitted Bid.

(gg)                            “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(hh)                          “Permitted Lock-up Agreement”  means an agreement (the “Lock-up Agreement”) between an Offeror or any Affiliate or Associate of an Offeror and one or more holders of Voting Shares (each such holder herein referred to as a “Locked-up Person”) who are not Affiliates or Associates of the Offeror and who are not, other than by virtue of entering into such agreement, acting jointly or in concert with the Offeror, the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as hereinafter defined) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the Business Day following the date the Lock-up Agreement was entered into, pursuant to which each Locked-up Person agrees to deposit or tender the Voting Shares and/or Convertible Securities held by such holder to a Take-over Bid (the “Lock-up Bid”) made by the Offeror or any Affiliates or Associates of the Offeror or any other Person acting jointly or in concert with the Offeror provided that:

(i)                                     the Lock-up Agreement permits the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities from the Lock-up Agreement and the Lock-up Bid in order to deposit or tender the Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Voting Shares and/or Convertible Securities being taken up and paid for under the Lock-up Bid:

(A)                               at a price or value per Voting Share or Convertible Security that exceeds the price or value per Voting Share or Convertible Security offered under the Lock-up Bid; or

(B)                               for a number of Voting Shares or Convertible Securities that exceeds by as much as or more than a number specified in the Lock-up Agreement (the “Specified Number”) the number of Voting Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-up Bid; or

(C)                               at such price or value that exceeds by as much as or more than an amount specified in the Lock-up Agreement (the “Specified Amount”) the offering price for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up

Bid, provided that the Specified Amount is not greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

for greater certainty, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares and/or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities during the period of the other Take- over Bid or transaction; and

(ii)                                  no “break-up” fees, “topping” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)                               2½% of the price or value of the aggregate consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)                               50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid or withdraws Voting Shares and/or Convertible Securities previously tendered thereto, in order to deposit or tender such Voting Shares and/or Convertible Securities to another Take- over Bid or support another transaction.

(ii)                                  “Person” shall include any individual, firm, limited partnership, limited liability company or partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, or other incorporated or unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning.

(jj)                                “Privacy Laws” shall have the meaning ascribed thereto in Section 4.6.

(kk)                          “Pro Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to (i) any dividend reinvestment plan, share purchase plan or other plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law);  (ii) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting

Shares of the same class or series; (iii) the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or (iv) a distribution of Voting Shares or Convertible Securities in respect thereof offered pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any such Convertible Security, provided that, in the cases of (iii) and (iv) above, such Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(ll)                                  “Reconfirmation Meeting” shall have the meaning ascribed thereto in Section 5.20.

(mm)                  “Record Time” means 5:01 p.m. on March 29, 2016, being the Effective Date.

(nn)                          “Redemption Price” shall have the meaning attributed thereto in Subsection 5.1(a).

(oo)                          “Regular Cash Dividend” means cash dividends paid on the Shares in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year the greatest of:

(i)                                     100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year; and

(ii)                                  200% of the aggregate amount of cash dividends declared payable by the Corporation on its Shares in its immediately preceding fiscal year; and

(iii)                               300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Shares in its three immediately preceding fiscal years.

(pp)                          “Right” shall mean the rights described herein to purchase securities pursuant to the terms and subject to the conditions set forth herein.

(qq)                          “Rights Certificate” shall mean the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A.

(rr)                                “Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in Subsection 2.6(a).

(ss)                              “Securities Act” shall mean the Securities Act, R.S.Q., c. V-1.1, as amended and the regulations, rules and policy statements made thereunder, as from time to time in effect.

(tt)                                “Separation Time” means the Close of Business on the eighth Trading Day after the earlier of:

(i)                                     the Stock Acquisition Date; and

(ii)                                  the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any corporation controlled by the Corporation) to commence, a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid);

or such later Business Day as may be determined at any time or from time to time by the Board of Directors; provided, however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, without securities deposited thereunder being taken up and paid for, such Take-over Bid shall be deemed, for purposes of Section 1.1(rr), never to have been made, and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(uu)                          “Shares” means the common shares in the share capital of the Corporation, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(vv)                          “Stock Acquisition Date” shall mean the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person  (which, for the purposes of this definition, shall include, without limitation, an early warning report filed pursuant to National Instrument 62-103 — The Early Warning System and Related Take-over Bid and Insider Reporting Issues  (adopted in Québec as Regulation 62-103 respecting the Early Warning System and Related Take-Over Bid and Insider Reporting Issues) or Section 13(d) of the U.S. Exchange Act disclosing such information).

(ww)                      “Take-over Bid” means an Offer to Acquire Voting Shares of any class, or Convertible Securities with respect thereto, where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(xx)                          “Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

(yy)                          “Trading Day” when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

(zz)                            “TSX” means the Toronto Stock Exchange.

(aaa)                   “U.S. - Canadian Exchange Rate” on any date shall mean:

(i)                                     if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)                                  in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(bbb)                   “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect.

(ccc)                      “Voting Share Reduction” means an acquisition or redemption by the Corporation or any corporation controlled by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

(ddd)                   “Voting Shares” means the Shares and any other securities the holders of which are entitled to vote generally on the election of directors of the Corporation, and “voting shares”, when used with reference to any Person other than the Corporation, means common shares of such other Person and any other securities the holders of which are entitled to vote generally on the election of the directors of such other Person.

(eee)                      “VWAP” means, with respect to any class of securities, the volume weighted average trading price of the securities, calculated by dividing the aggregate sale price by the total volume of the securities traded on the TSX for the relevant period, as adjusted, as the case may be, by the TSX (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system (including, for greater certainty, each of the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market), such volume shall be determined based on the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year or, if a calendar year has not been completed prior to the date of determination, during such shorter period as the Board of Directors acting in good faith determines to be appropriate, and provided in each case that the TSX shall have approved and accepted the use of the prices of the securities in question on such other stock exchange or national securities quotation system for purposes of such determination) or, if for any reason any of the sale prices used in determining the VWAP is not available on such date or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system on such date, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any of the sale prices used to determine the VWAP for any Trading Day not to be fully comparable with the sale prices on the Trading Day immediately preceding such date of determination, each such sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof (as determined by the Board of Directors acting in good faith) in order to make it fully comparable with the sale price on the Trading Day immediately preceding such date of determination.

Section 1.2                                   Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

Section 1.3                                   Number and Gender

Whenever the context shall require, terms (including defined terms) used herein denoting the singular number only shall include the plural and vice versa and words denoting any one gender shall include all others.

Section 1.4                                   Sections and Headings

The division of this Agreement into Articles, Sections, Subsections, clauses and subclauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this “Agreement”, “hereunder”, “hereof” and similar expressions refer to this Agreement, as amended or supplemented from time to time, and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Subsections, clauses and subclauses are to Articles, Sections, Subsections, clauses and subclauses of this Agreement.

Section 1.5                                   Statutory References

Unless the context otherwise requires, any reference to a specific Section, Subsection, clause or Rule of any statute or regulation shall be deemed to refer to the same as it may be amended, reenacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

Section 1.6                                   Determination of Percentage Ownership

The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100 x A B

where:

A =                             the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =                             the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to Section 1.1(e), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above, but no other unissued Voting Shares shall, for the purposes of this calculation, be deemed to be outstanding.

Section 1.7                                   Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first Person, to acquire or to Offer to Acquire Voting Shares or Convertible Securities in respect thereof (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement (prospectus-exempt distribution) or a pledge of securities in the ordinary course of the pledgee’s business).

ARTICLE 2
THE RIGHTS

Section 2.1                                   Legend on Share Certificates

(a)                                 Certificates representing the Shares, including without limitation Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the Close of Business on the earlier of the Separation Time and the Expiration Time shall also evidence one Right for each Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Shareholder Rights Plan Agreement dated as of May 8, 2019 (the “Rights Agreement”), between the Corporation and Computershare Trust Company of Canada, as rights agent, as the same may be amended or supplemented from time to time in accordance with the terms thereof, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

(b)                                 Certificates representing Shares that have been issued prior to, and remain outstanding at, the Record Time, shall evidence one Right for each Share evidenced thereby until the earlier of the Separation Time and the Expiration Time notwithstanding the absence of the legend required by Subsection 2.1(a).

Section 2.2                                   Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)                                 Right to entitle holder to purchase one Share prior to adjustment. Subject to adjustment as herein set forth, including without limitation as set forth in Article 3, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Share for the Exercise Price (which Exercise Price and number of Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its subsidiaries shall be void.

(b)                                 Rights not exercisable until Separation Time.  Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Shares registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Shares.

(c)                                  Delivery of Rights Certificate and disclosure statement.  From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Shares. Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Shares as of the Separation Time and, in respect of each Convertible Security converted into Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than in each case an Acquiring Person or any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person or other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) hereof, which are not held of record by such

Acquiring Person or other Person, the holder of record of such rights (a “Nominee”)) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such record to the Rights Agent for this purpose):

(i)                                     a Rights Certificate in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article, requirement or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)                                  a disclosure statement prepared by the Corporation describing the Rights;

provided that a Nominee shall be sent the materials provided for in (i) and (ii) only in respect of all Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

(d)                                 Exercise of Rights.  Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Montreal, Quebec, or any other office of the Rights Agent designated for that purpose from time to time by the Corporation:

(i)                                     the Rights Certificate evidencing such Rights;

(ii)                                  an election to exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed in a manner acceptable to the Rights Agent; and

(iii)                               payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, or by wire transfer to an account designated by the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being exercised.

(e)                                  Duties of Rights Agent upon receipt of Election to Exercise.  Upon receipt of a Rights Certificate, which is accompanied by an appropriately completed and duly executed Election to Exercise (which does not or is not deemed to indicate that such Right is null and void as provided by Subsection 3.1(b)) and payment as set forth in Subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(i)                                     requisition from the transfer agent of the Shares certificates representing the number of Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)                                  after receipt of such share certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii)                               when appropriate, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Shares;

(iv)                              when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(v)                                 tender to the Corporation all payments received on exercise of the Rights.

(f)                                   Partial Exercise of Rights.  If the holder of any Rights shall exercise less than all of the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)                                  Duties of the Corporation.  The Corporation covenants and agrees that it will:

(i)                                     take all such action as may be necessary and within its power to ensure that all Shares delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)                                  take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the Canada Business Corporations Act, the Securities Act, the U.S. Exchange Act, the United States Securities Act of 1933, as amended, and applicable comparable legislation of each of the provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Shares upon exercise of the Rights;

(iii)                               use reasonable efforts to cause all Shares issued upon exercise of the Rights to be listed on the stock exchanges on which the Shares are listed at that time;

(iv)                              cause to be reserved and kept available out of its authorized and unissued Shares, the number of Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)                                 pay when due and payable, if applicable, any and all federal, provincial, state and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Shares issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)                              after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any corporation it controls to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

Section 2.3                                   Adjustments to Exercise Price; Number of Rights

(a)                                 The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3.

(b)                                 Adjustment to Exercise Price upon changes to share capital. In the event that the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)                                     declare or pay a dividend on the Shares payable in Voting Shares or Convertible Securities in respect thereof other than in the ordinary course of business or pursuant to any dividend reinvestment plan or program;

(ii)                                  subdivide or change the then outstanding Shares into a greater number of Shares;

(iii)                               consolidate, combine or change the then outstanding Shares into a smaller number of Shares; or

(iv)                              issue any Voting Shares (or Convertible Securities in respect thereof) in respect of, in lieu of, or in exchange for existing Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise;

the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(A)                               If the Exercise Price and number of Rights outstanding are to be adjusted:

i.                  the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Shares (or other securities of the Corporation) that a holder of one Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

ii.               each Right held prior to such adjustment will become that number of Rights equal to that number that is equal to the number of Shares (or other securities of the Corporation) that a holder of one Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof, and the adjusted number of Rights will be deemed to be allocated among the Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Share (or other security of the Corporation) will have exactly one Right associated with it.

(B)                               If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

(c)                                  Adjustments pursuant to Subsection 2.3(b) shall be made successively, whenever an event referred to in Subsection 2.3(b) occurs.

(d)                                 If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

(e)                                  If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of its capital other than Shares in a transaction of a type described in Section 2.3(b)(i) or Section 2.3(b)(iv), such shares shall be treated herein as nearly equivalent to Shares as may be practicable and appropriate under the circumstances, and the Corporation and the Rights Agent hereby agree to amend this Agreement in accordance with Section 5.4 in order to effect such treatment. In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any Shares otherwise than in a transaction referred to in Subsection 2.3(b), each such Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Shares.

(f)                                   Adjustment to Exercise Price upon issue of rights, options and warrants.  In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Shares of Convertible Securities entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Shares (or other Convertible Securities in respect of Shares) at a price per Share (or, in the case of such other Convertible Security, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such other Convertible Security)) less than 90% of the Market Price per Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction;

(i)                                     of which the numerator shall be the number of Shares outstanding on such record date plus the number of Shares which the aggregate offering price of the total number of Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Share; and

(ii)                                  of which the denominator shall be the number of Shares outstanding on such record date plus the number of additional Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such Convertible Securities are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Shares (or securities convertible into or exchangeable for Shares) actually issued on the exercise of such Convertible Securities.

For purposes of this Agreement, the granting of the right to purchase Shares (whether from treasury or otherwise) pursuant to any dividend or interest reinvestment plan or program or any share purchase plan or program providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of Convertible Securities by the Corporation) shall not be deemed to constitute an issue of Convertible Securities by the Corporation; provided, however, that in the case of any dividend or interest reinvestment or share purchase plan or program, the right to purchase Shares is at a price per share of not less than 90% of the current Market Price per share (determined as provided in such plans) of the Shares.

(g)                                  Adjustment to Exercise Price upon Corporate Distributions.  In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Shares of (i) evidences of indebtedness or assets (other than a Regular Cash Dividend or a dividend paid in Shares, but including any dividend payable in securities other than Shares), (ii) Convertible Securities entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares), at a price per Voting Share (or, in the case of a Convertible Security in respect of Voting Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Share on such record date (excluding Convertible Securities referred to in Subsection 2.3(f)) or  (iii) other securities of the Corporation, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, Convertible Securities or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

(h)                                 Each adjustment made pursuant to Section 2.3 shall be made as of

(i)                                     the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance, in the case of an adjustment made pursuant to Subsection 2.3(b) above; and

(ii)                                  the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsections 2.3(f) or 2.3(g) above, subject to readjustment to reverse the same if such distribution shall not be made.

(i)                                     Corporation may provide for alternate means of adjustment.  In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, issue any shares (other than Shares), or Convertible Securities to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of clauses 2.3(b)(i) to (iv), Subsection 2.3(f) or Subsection 2.3(g) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(b), 2.3(f) and

2.3(g) above in connection with such transaction would not appropriately protect the interests of the holders of Rights, the Board of Directors may from time to time acting in good faith determine what other adjustments, if any, to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate in the circumstances, if any, and such other adjustments  (if any) shall be made upon the Board of Directors providing written certification thereof to the Rights Agent pursuant to Subsection 2.3(q) and no adjustments contemplated by Subsections 2.3(b), 2.3(f) or 2.3(g) shall be made notwithstanding the terms thereof. The Corporation and the Rights Agent shall amend this Agreement to provide for any such other adjustments contemplated by this Subsection 2.3(i), subject to the prior approval of the TSX (if the Shares are then listed on the TSX), and of the shareholders of the Corporation or the holders of Rights obtained in accordance with Section 5.4.

(j)                                    De minimis threshold for adjustment to Exercise Price.  Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.

(k)                                 Rights to evidence right to purchase Shares at adjusted Exercise Price.  Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(l)                                     Adjustment to number of Shares purchasable upon adjustment to Exercise Price.  Unless the Corporation shall have exercised its election as provided in Subsection 2.3(m) to adjust the number of Rights in lieu of any adjustment in the number of Shares purchasable upon the exercise of a Right, upon each adjustment of the Exercise Price as a result of the calculations made in Subsections 2.3(f) and 2.3(g), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Shares obtained by:

(i)                                     multiplying (A) the number of Shares covered by a Right immediately prior to such adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment; and

(ii)                                  dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

(m)                             Election to adjust number of Rights upon adjustment to Exercise Price.  The Corporation may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights pursuant to this Subsection 2.3(m), indicating the record date for the adjustment; and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(m), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(n)                                 Corporation may in certain cases defer issues of securities. In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(o)                                 Corporation has discretion to reduce Exercise Price for tax reasons. Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Shares, (ii) issuance wholly for cash of any Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Shares, (iv) stock dividends, or (v) issuance of Convertible Securities referred to in this Section 2.3, hereafter made by the Corporation to holders of its Shares, shall not be taxable to such shareholders, subject to the prior approval of the TSX (if the Shares are then listed on the TSX).

(p)                                 Rights Certificates may contain Exercise Price before adjustment.  Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

(q)                                 Adjustment to Rights exercisable into shares other than Shares.  If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Shares contained in the foregoing Sections of this Section 2.3 and the provisions of this Agreement with respect to the Shares shall apply on like terms to any such other securities.

(r)                                    Notice in Respect of Adjustments. Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall:

(i)                                     promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)                                  promptly file with the Rights Agent and with each transfer agent for the Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

Section 2.4                                   Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares or other securities, if applicable represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Corporation’s Shares are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next Business Day on which the Shares transfer books of the Corporation are open.

Section 2.5                                   Execution, Authentication, Delivery and Dating of Rights Certificates

(a)                                 The Rights Certificates shall be executed on behalf of the Corporation by any two officers of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)                                 Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a statement describing the Rights, and the Rights Agent shall countersign manually (or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates and statement to the holders of the Rights pursuant to Section 2.2 hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)                                  Each Rights Certificate shall be dated the date of countersignature thereof.

Section 2.6                                   Registration, Transfer and Exchange

(a)                                 Following the Separation Time, the Corporation shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)                                 After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsections 2.6(d) and 3.1(b) below, the Corporation will execute, and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)                                  All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)                                 Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(e)                                  The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

Section 2.7                                   Mutilated, Lost, Stolen and Destroyed Rights Certificates

(a)                                 If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)                                 If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their reasonable satisfaction of the ownership, destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)                                  As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)                                 Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

Section 2.8                                   Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated share certificate representing the Shares) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Shares).

Section 2.9                                   Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or for exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

Section 2.10                            Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)                                 to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)                                 that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated share certificate representing such Right;

(c)                                  that, after the Separation Time, the Rights Certificate will be transferable only on the Rights Register as provided herein;

(d)                                 that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated share certificate representing the Shares) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby

(notwithstanding any notations of ownership or writing on such Rights Certificate or the associated share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)                                  that such holder of Rights has waived its right to receive any fractional Rights or any fractional Shares or other securities upon exercise of a Right;

(f)                                   that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

(g)                                  that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

Section 3.1                                   Flip-in Event

(a)                                 Subject to Sections 3.1(b) and 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall thereafter constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Shares).

(b)                                 Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned, by:

(i)                                     an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person); or

(ii)                                  a transferee of Rights, direct or indirect, from an Acquiring Person (or from any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof) where such a transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors, acting in good faith, has determined is part of a plan, arrangement or scheme of an Acquiring Person (or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding clause 3.1(b)(i);

shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and further shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such Rights shall become null and void.

(c)                                  Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of clauses 3.1(b)(i) or 3.1(b)(ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or to a Person acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement.”

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided to do so that such holder is not a Person described in such legend.

(d)                                 After the Separation Time, the Corporation shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act and the securities laws or comparable legislation in each of the provinces of Canada and in any other jurisdiction where the Corporation is subject to such laws and the rules of the stock exchanges or quotation systems where the Shares are listed or quoted at such time in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

(e)                                  In the event that there shall not be sufficient Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this Section 3.1, the Corporation shall take such actions as may be reasonably necessary to authorize additional Shares for issuance upon the exercise of the Rights.

Section 3.2                                   Fiduciary Duties of the Board of Directors of the Corporation

For clarification, it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

Section 4.1                                   General

(a)                                 The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable subject to the prior written approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the written approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to Subsection 4.3(a). The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold it harmless against any loss, liability, cost, claim, action, damage, suit or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement including its reasonable legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the removal or resignation of the Rights Agent.

(b)                                 The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)                                  The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

Section 4.2                                   Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

(a)                                 Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)                                 In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

Section 4.3                                   Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)                                 The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) or such other experts that the Rights Agent considers necessary to carry out its duties under this Agreement and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts (at the expense of the Corporation) as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b)                                 Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be a senior officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)                                  The Rights agent will be liable hereunder only for its own fault, negligence, gross negligence, bad faith or wilful misconduct.

(d)                                 The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)                                  The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any share certificate, or Rights Certificate (except its countersignature thereon) nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof or any adjustment required under the provisions of Section 2.3) hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Shares to be issued pursuant to this Agreement or any Rights or as to any Shares, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable.

(f)                                   The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)                                  The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person designated in writing by the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h)                                 Subject to applicable law, the Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)                                     The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment of such attorneys and agents.

Section 4.4                                   Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days’ prior written notice (or such lesser notice as is acceptable to the Corporation) thereof to the Corporation, to each transfer agent of Shares and to the holders of the Rights, all in accordance with Section 5.9 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days’ prior written notice thereof to the Rights Agent, to each transfer agent of the Shares and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection of the Corporation), then, subject to prior written notice to the Corporation, the holder of any Rights or the Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation’s expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of Quebec. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of any outstanding fees and expenses then owing, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 4.5                                   Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation, provided: (a) that the Rights Agent’s written notice shall describe the circumstances of such non- compliance; and (b) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

Section 4.6                                   Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

Section 4.7                                   Liability

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

ARTICLE 5
MISCELLANEOUS

Section 5.1                                   Redemption, Waiver and Termination

(a)                                 Subject to the prior consent of the holders of the Voting Shares or the Rights obtained as set forth herein, the Board of Directors acting in good faith may, at any time prior to a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right (appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred) (such redemption price being herein referred to as the “Redemption Price”).

(b)                                 The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(b) may only be given on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(c)                                  In the event that a Person acquires Voting Shares pursuant to a Permitted Bid or an Exempt Acquisition referred to in Subsection 5.1(d), then the Board of Directors of the Corporation shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(d)                                 The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares, provided that if the Board of Directors waives the application of Section 3.1 in respect of a Take-over Bid pursuant to this Subsection 5.1(d), the Board of Directors shall also be deemed to have waived the application of Section 3.1 in respect of any other Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(d).

(e)                                  The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares obtained as set forth herein, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of an acquisition of Voting Shares other than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and other than in the circumstances set out in Subsection 5.1(b). In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a time and date subsequent to and not more than 10 Business Days following the meeting of shareholders held to approve such waiver.

(f)                                   Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price without the consent of the holders of the Voting Shares or the Rights and reissue Rights under this Agreement to holders of record of Voting Shares immediately following such redemption. Upon the Rights being redeemed and reissued pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares at the Separation Time had not been mailed to each such holder, and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Shares.

(g)                                  If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(a) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)                                 Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(a) or (f) to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(i)                                     If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Subsection 5.1(e) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation’s by-laws.

(j)                                    If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Subsection 5.1(e) is proposed at any time after the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption or waiver is approved by holders of Rights as set forth in Subsection 5.4(d).

Section 5.2                                   Expiration

No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except as specified in Subsections 4.1(a) and 4.1(b) hereof.

Section 5.3                                   Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

Section 5.4                                   Supplements and Amendments

(a)                                 Subject to Subsections 5.4(b) and (c) and this Subsection 5.4(a), the Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights; provided, however, that no amendment, variation or deletion made on or after the date of the 2022 meeting of shareholders at which the resolution referred to in Section 5.20 is to be considered shall be made without the prior consent of the holders of the Rights, given as provided in Subsection 5.4(b) below, except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with Subsection 5.4(b):

(i)                                     in order to make such changes as are necessary in order to maintain the validity of this Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules; or

(ii)                                  in order to make such changes as are necessary in order to cure any clerical or typographical error.

(b)                                 Any amendment, variation or deletion to or from this Agreement made by the Board of Directors pursuant to Subsection 5.4(a) shall:

(i)                                     if made prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

(ii)                                  if made after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not or are not deemed to have become void pursuant to Subsection 3.1(b) who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement.

Any amendment, variation or deletion pursuant to Subsection 5.4(a) shall be effective only when so consented to by the holders of Voting Shares or Rights, as applicable (except in the case of an amendment, variation or deletion referred to in any of clauses 5.4(a)(i) or (ii), which shall be effective from the date of the resolution of the Board of Directors adopting such amendment, variation or deletion and shall continue in effect until it ceases to be effective (as in this paragraph described) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion pursuant to clause 5.4(a)(i) or (ii) is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

(c)                                  For greater certainty and notwithstanding anything herein contained, (i) no amendment, variation or deletion to the provisions of Article 4 shall be made except with the concurrence of the Rights Agent thereto, and (ii) neither the exercise by the Board of Directors of any power or discretion conferred on it hereunder nor the making by the Board of Directors of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights, for purposes of this Section 5.4 or otherwise.

(d)                                 The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by- laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e)                                  The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within 5 days of effecting such amendment, variation or deletion.

(f)                                   Any supplement or amendment to this Agreement pursuant to Subsections 5.4(b) through (e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Shares are listed.

Section 5.5                                   Fractional Rights and Fractional Shares

(a)                                 The Corporation will not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Any such fractional Right shall be null and void and the Corporation will not have any obligation or liability in respect thereof.

(b)                                 The Corporation shall not be required to issue fractional Shares upon exercise of the Rights or to distribute certificates that evidence fractional Shares. In lieu of issuing fractional Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2(e)(iii).

Section 5.6                                   Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in this Agreement and in such holder’s Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

Section 5.7                                   Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof) or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

Section 5.8                                   Notice of Proposed Actions

In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, winding-up or sale is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

Section 5.9                                   Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by fax machine or other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a)                                 if to the Corporation:

Aeterna Zentaris Inc.

315 Sigma Drive, Suite 302D

Summerville, SC  29483

Attention: Chief Financial Officer

Facsimile No. (843) 900-3250

(b)                                 if to the Rights Agent:

Computershare Trust Company of Canada

1500 Robert-Bourassa Blvd. Suite 700

Montreal, QC H3A 3S8

Attention: Manager, Investor Services

Facsimile No. (514) 982-7580

(c)                                  if to the holder of any Rights, to the address of such holder as it appears on the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Shares.

Section 5.10                            Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

Section 5.11                            Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities  (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to any required prior consent of the stock exchange(s) on which the Corporation is from time to time listed or has been listed during the six months prior to such amendment.

Section 5.12                            Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

Section 5.13                            Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

Section 5.14                            Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

Section 5.15                            Determination and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, (i) may be relied on by the Rights Agent, and (ii) shall not subject the Board of Directors or any director to any liability to the holders of the Rights or to any other parties.

Section 5.16                            Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of Quebec and for all purposes will be governed by and construed in accordance with the laws of such province and the federal laws of Canada applicable therein.

Section 5.17                            Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en découlent soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

Section 5.18                            Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

Section 5.19                            Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable the remaining terms and provisions hereof or the enforceability thereof in any other jurisdiction or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

Section 5.20                            Reconfirmation

This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation at the annual meeting of the Corporation to be held in 2022 and at every third annual meeting of the Corporation thereafter (each such annual meeting being a (“Reconfirmation Meeting”)). If the Agreement is not so reconfirmed or is not presented for reconfirmation at each such Reconfirmation Meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of any such Reconfirmation Meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(b) or Section 5.1(d) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.20.

Section 5.21                            Time of the Essence

Time shall be of the essence hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the 8th day of May, 2019.

AETERNA ZENTARIS INC.

By:	/s/ Michael V. Ward
Name: Michael V. Ward
Title: President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Martine Gauthier
Name: Martine Gauthier
Title: Professional, Client Services

By:	/s/ Steve Gilbert
Name: Steve Gilbert
Title: Professional, Client Services

EXHIBIT A
FORM OF RIGHTS CERTIFICATE

Certificate No.                                                                                                                 Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that • is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement made as of May 8, 2019 between Aeterna Zentaris Inc., a corporation existing under the laws of Canada (the “Corporation”), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the “Rights Agent”), which term shall include any successor Rights Agent under the Rights Agreement, as such agreement may from time to time be amended, varied, restated or replaced (the “Rights Agreement”), to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Share (as defined in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in Montreal. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price per Right shall be an aggregate dollar amount equal to the Market Price (as defined in the Rights Agreement) per Share (determined as at the Separation Time) multiplied by five (5) (payable by certified cheque, banker’s draft or money order payable to the order of the Rights Agent or by wire transfer to an account designated by the Rights Agent). The number of Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive securities of the Corporation other than Shares, or more or less than one Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request. This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Montreal, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right subject to adjustment in certain events.

No fractional Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date:

AETERNA ZENTARIS INC.

By:
Authorized Signing Officer
By:
Authorized Signing Officer

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA, in the City of Montreal

By:
Authorized Signing Officer

FORM OF ELECTION TO EXERCISE

The undersigned hereby irrevocably elects to exercise                                       whole Rights represented by this Rights Certificate to purchase the Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of and delivered to:

Name

Address

City and Province

Social Insurance No. or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance No. or other taxpayer identification number

Date:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed

Signature must be signature guaranteed by a Schedule 1 Canadian chartered bank, a Canadian major trust company or a member firm of a recognized Medallion Signature Guarantee Program.

(To be completed by the holder if true)

The undersigned hereby certifies and represents, for the benefit of the Corporation and all holders of the Rights and Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

(Please print name below signature)

NOTICE

In the event that the certificate set forth above in the Form of Election to Exercise is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void. No Rights Certificate shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or any Affiliate or Associate of an Acquiring Person, or any other Person acting jointly or in concert with an Acquiring Person, or any Associate or Affiliate of such other Person. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(please print name and address of transferee) the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed

Signature must be signature guaranteed by a Schedule 1 Canadian chartered bank, a Canadian major trust company or a member firm of a recognized Medallion Signature Guarantee Program.

(To be completed by the assignor if true)

The undersigned hereby certifies and represents, for the benefit of the Corporation and all holders of the Rights and Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

(Please print name below signature

NOTICE

In the event that the certificate set forth above in the Form of Election to Exercise is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void. No Rights Certificate shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or any Affiliate or Associate of an Acquiring Person, or any other Person acting jointly or in concert with an Acquiring Person, or any Associate or Affiliate of such other Person. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

Certificat n°                                         Droits

LES DROITS PEUVENT ÊTRE RACHETÉS, AU GRÉ DE LA SOCIÉTÉ, SELON LES MODALITÉS INDIQUÉES DANS LA CONVENTION VISANT UN RÉGIME DE DROITS DE SOUSCRIPTION DES ACTIONNAIRES MODIFIÉE ET MISE À JOUR. DANS CERTAINES CIRCONSTANCES (PRÉCISÉES À L’ALINÉA 3.1(b) DE CETTE CONVENTION), LES DROITS DÉTENUS EN PROPRIÉTÉ EFFECTIVE PAR UNE PERSONNE FAISANT UNE ACQUISITION, CERTAINES PARTIES APPARENTÉES À UNE PERSONNE FAISANT UNE ACQUI- SITION OU LE CESSIONNAIRE D’UNE PERSONNE FAISANT UNE ACQUISITION OU D’UNE DE CES PARTIES APPARENTÉES DEVIENDRONT NULS SANS AUTRE FORMALITÉ.

Certificat de Droits

Les présentes attestent que • est le porteur inscrit du nombre de Droits indiqué ci-dessus, dont chacun permet au porteur inscrit des Droits, sous réserve des modalités, dispositions et conditions de la convention visant un régime de droits de souscription des actionnaires modifiée et mise à jour qui a été passée en date du 8 mai 2019 entre Aeterna Zentaris Inc., une société existant en vertu des lois du Canada (“Société”) et la Société de fiducie Computershare du Canada, société de fiducie constituée en vertu des lois du Canada, en qualité d’agent des Droits (“agent des Droits”), terme qui comprend tout successeur de l’agent des Droits conformément à la convention visant les Droits, comme cette convention peut de temps à autre être modifiée, mise à jour ou remplacée (« convention visant les Droits »), d’acheter auprès de la Société, en tout temps après l’heure de séparation et avant l’heure d’expiration (selon la définition de ces termes dans la convention visant les Droits) une action (selon la définition de ce terme dans la convention visant les Droits) entièrement libérée au prix d’exercice indiqué ci-dessous, sur présentation et remise du présent certificat de Droits, accompagné du formulaire de choix d’exercice adéquatement rempli et dûment signé, à l’agent des Droits à son bureau principal de Montréal. Tant qu’il ne sera pas ajusté dans certaines circonstances prévues dans la convention visant les Droits, le prix d’exercice pour chaque Droit sera un montant total en dollars égal au cours du marché (selon la définition de ce terme dans la convention visant les Droits) par action (déterminé à l’heure de séparation) multiplié par cinq (5) (payable par chèque certifié, traite bancaire ou mandat-poste établi à l’ordre de l’agent des Droits ou par virement électronique à un compte désigné par l’agent des Droits).  Le nombre d’actions pouvant être acheté pour le prix d’exercice peut faire l’objet d’ajustements comme le stipule la convention visant les Droits.

Dans certaines circonstances décrites dans la convention de droits de souscription, chaque droit de souscription attesté par les présentes peut permettre au porteur inscrit de celui-ci d’acheter ou de recevoir des titres de la Société autres que des actions ordinaires, ou plus ou moins qu’une action ordinaire, le tout comme il est prévu dans la convention de droits de souscription.

Le présent certificat de Droits est assujetti à toutes les modalités, dispositions et conditions de la convention visant les Droits, lesquelles sont intégrées dans les présentes par renvoi et en font partie intégrante, convention à laquelle il est fait renvoi par les présentes pour la description complète des droits, restrictions des droits, obligations, fonctions et immunités qu’elle confère à l’agent des Droits, à la Société et aux porteurs des certificats de Droits.

Des copies de la convention visant les Droits sont conservées au siège social de la Société et peuvent être obtenues sur demande écrite.

Le présent certificat de Droits, avec ou sans autres certificats de Droits, peut, sur remise au bureau principal de l’agent des Droits à Montréal, être échangé contre un ou plusieurs autres certificats de Droits de la même teneur attestant un nombre global de Droits égal au nombre global des Droits attestés par le ou les certificats de Droits remis. Si le présent certificat de Droits est exercé en partie, le porteur inscrit aura le droit de recevoir, sur remise de celui-ci, un ou plusieurs autres certificats de Droits représentant le nombre de Droits entiers qui n’auront pas été exercés.

Sous réserve des dispositions de la convention visant les Droits, les Droits attestés par le présent certificat de Droits peuvent être rachetés par la Société au prix de rachat de 0,00001 $ par Droit, sous réserve d’ajustements dans certaines circonstances.

Aucune fraction d’action ne sera émise au moment de l’exercice d’un ou de plusieurs Droits attestés par les présentes mais, en remplacement de celle-ci, un paiement comptant sera effectué comme le prévoit la convention visant les Droits.

Aucun porteur du présent certificat de Droits, en tant que tel, ne sera habile à voter ou à recevoir des dividendes ni ne sera réputé à quelque fin que ce soit être le porteur d’actions ou d’autres titres pouvant être émissibles à un moment quelconque au moment de l’exercice du présent certificat, et aucune disposition de la convention visant les Droits ou du présent certificat ne devra être interprétée comme conférant au porteur du présent certificat, en tant que tel, l’un quelconque des droits d’un actionnaire de la Société ni le droit de voter en vue de l’élection d’administrateurs ou à l’égard de toute question soumise aux actionnaires à une assemblée de ceux-ci, ni le droit d’approuver ou de s’abstenir d’approuver toute mesure prise par la Société, ni le droit de recevoir l’avis de convocation à quelque assemblée des actionnaires que ce soit ou un avis des autres mesures visant les actionnaires de la Société (sauf comme le prévoit la convention visant les Droits), ni le droit de recevoir des dividendes ou des droits de souscription ni quelque autre droit, et ce, tant que les Droits attestés par le présent certificat de Droits n’auront pas été exercés comme le prévoit la convention visant les Droits.

Le présent certificat de Droits n’est pas valide à quelque fin que ce soit tant qu’il n’a pas été contresigné par l’agent des Droits.

EN FOI DE QUOI le fac-similé de la signature des dirigeants appropriés de la Société a été apposé sur le présent certificat de Droits.

Date :

AETERNA ZENTARIS INC.
Par :

Par :

Contresignature:

SOCIETE DE FIDUCIE COMPUTERSHARE DU CANADA dans Ia ville de Montreal

Par:

FORMULAIRE DE CHOIX D’EXERCICE

Par les présentes, le soussigné choisit irrévocablement d’exercer                     Droits entiers attestés par le présent certificat de Droits en vue de l’achat des actions ou autres titres, s’il en est, émissibles au moment de l’exercice de ces Droits et demande que les certificats attestant ces titres soient émis au nom de la personne suivante et lui soient livrés :

Nom

Adresse

Ville et province

Numéro d’assurance sociale ou autre numéro d’identification du contribuable

Si ce nombre de Droits ne constitue pas la totalité des Droits attestés par le présent certificat de Droits, un nouveau certificat de Droits attestant le reste de ces Droits sera immatriculé au nom de la personne suivante et lui sera livre :

Nom

Adresse

Ville et province

Numéro d’assurance sociale ou autre numéro d’identification du contribuable

Date:
Signature

(La signature doit correspondre en tous points au nom apparaissant au recto du présent certificat de Droits, sans modification, ajout ni changement d’aucune sorte.)

(Signature avalisée)

La signature doit être avalisée par une banque à charte canadienne de l’annexe 1, une grande société de fiducie canadienne ou une firme membre d’un programme Medallion Signature Guarantee reconnu.

(Attestation devant être signée par le cédant si elle est exacte)

Le soussigné atteste et déclare par les présentes, au profit de la Société et de tous les porteurs de Droits et d’actions, que les Droits attestés par le présent certificat de Droits ne sont pas et, à la connaissance du soussigné, n’ont jamais été détenus en propriété effective par une personne faisant une acquisition ou un membre du même groupe qu’elle ou une personne avec qui elle a des liens ou une autre personne agissant conjointement ou de concert avec l’un de ceux-ci (selon la définition de ces termes dans la convention visant les Droits).

Signature

(Veuillez écrire le nom en lettres moulées sous la signature)

AVIS

Si l’attestation figurant ci-dessus dans le formulaire de choix d’exercice n’est pas signée, la Société considérera le véritable propriétaire des Droits représentés par le présent certificat de Droits comme une personne faisant une acquisition (selon la définition donnée dans la convention visant les Droits) et, par conséquent, ces Droits seront nuls et non avenus. Aucun certificat de droits de souscription ne sera émis en échange d’un certificat de droits de souscription appartenant ou réputé avoir appartenu à une personne faisant une acquisition ou à un membre du même groupe qu’elle ou à une personne avec qui elle a des liens, ou à une personne qui agit conjointement ou de concert avec une personne faisant une acquisition ou avec un membre du même groupe qu’elle ou une personne avec qui elle a des liens.

FORMULAIRE DE CESSION

CONTRE VALEUR REÇUE, le soussigné vend, cède et transfère par les présentes à

(veuillez écrire le nom et l’adresse du cessionnaire en lettres moulées) les Droits représentés par le présent certificat de Droits, de même que tous les droits, titres et intérêts s’y attachant.

Date:
Signature

(La signature doit correspondre en tous points au nom apparaissant au recto du présent certificat de Droits, sans modification, ajout ni changement d’aucune sorte.)

(Signature avalisée)

La signature doit être avalisée par une banque à charte canadienne de l’annexe 1, une grande société de fiducie canadienne ou une firme membre d’un programme Medallion Signature Guarantee reconnu.

(Attestation devant être signée par le cédant si elle est exacte)

Le soussigné atteste et déclare par les présentes, au profit de la Société et de tous les porteurs de Droits et d’actions, que les Droits attestés par le présent certificat de Droits ne sont pas et, à la connaissance du soussigné, n’ont jamais été détenus en propriété effective par une personne faisant une acquisition ou un membre du même groupe qu’elle ou une personne avec qui elle a des liens ou une autre personne agissant conjointement ou de concert avec l’un de ceux-ci (selon la définition de ces termes dans la convention visant les Droits).

Signature

(Veuillez écrire le nom en lettres moulées sous la signature)

AVIS

Si l’attestation figurant ci-dessus dans le formulaire de choix d’exercice n’est pas signée, la Société considérera le véritable propriétaire des Droits représentés par le présent certificat de Droits comme une personne faisant une acquisition (selon la définition donnée dans la convention visant les Droits) et, par conséquent, ces Droits seront nuls et non avenus. Aucun certificat de droits de souscription ne sera émis en échange d’un certificat de droits de souscription appartenant ou réputé avoir appartenu à une personne faisant une acquisition ou à un membre du même groupe qu’elle ou à une personne avec qui elle a des liens, ou à une personne qui agit conjointement ou de concert avec une personne faisant une acquisition ou avec un membre du même groupe qu’elle ou une personne avec qui elle a des liens.